Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CASCADE MICROTECH, INC.

These Amended and Restated Articles of Incorporation are adopted pursuant to ORS 60.437 and replace in its entirety the existing Articles of Incorporation.

ARTICLE I

NAME OF CORPORATION

The name of the corporation is Cascade Microtech, Inc. (the “Corporation”).

ARTICLE II

AUTHORIZED SHARES

The aggregate number of shares that the Corporation has authority to issue is 100 shares of common stock without par value. The holders of the common stock have unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution.

ARTICLE III

ACTION BY MAJORITY CONSENT

Any action required or permitted to be taken at an annual or special meeting of shareholders of the Corporation may be taken without a meeting if consented to in writing by the holders of outstanding shares having at least the minimum number of votes necessary to authorize or ratify such an action if taken at a meeting at which all shares entitled to vote were present and voted.

ARTICLE IV

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

4.1 Indemnification. The Corporation will indemnify each of its directors to the fullest extent permitted under the Act, as it now exists or may hereafter be amended, against all expense, liability, and loss (including, without limitation, attorney fees) incurred or suffered by such a person by reason of or arising from the fact that the person is or was a director of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and such indemnification will continue as to a person who has ceased to be a

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director, officer, partner, trustee, employee, or agent and will inure to the benefit of his or her heirs, executors, and administrators. The Corporation may, by action of the board of directors, provide indemnification to officers, employees, and agents of the Corporation who are not directors with the same scope and effect as the indemnification provided in this Article IV to directors. The indemnification provided in this Article IV is not exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise.

4.2 Advancement of Expenses. The Corporation may pay for or reimburse the reasonable expenses incurred by any current or former director or officer of the Corporation, who is a party to a proceeding in advance of the final disposition of the proceeding to the fullest extent permitted by the Act, provided that the director or officer furnishes the Corporation with (1) a written affirmation of the director’s or officer’s good-faith belief that the director or officer has met the standard of conduct described in ORS 60.391 and (2) a written undertaking, executed personally on the director’s or officer’s behalf, to repay the advance if it is ultimately determined that the director or officer did not meet that standard of conduct.

ARTICLE V

LIABILITY OF DIRECTORS

No director of the Corporation will be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this Article V does not eliminate the liability of a director for any act or omission for which such an elimination of liability is not permitted under the Oregon Business Corporation Act.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation is 388 State Street, Suite 420, Salem, Oregon 97301, and the name of the initial registered agent of the Corporation at that address is C T Corporation System.

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